

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

September 9, 2009

By Facsimile and U.S. Mail
Ms. Christine Kilbourn
President
Intelbahn Inc.
314 – 837 West Hastings Street
 Vancouver, Canada V6C 3N6

>   **Re: Intelbahn Inc.**
>   **Form 10-KSB for the Fiscal Year Ended October 31, 2008**
>   **Filed February 12, 2009**
>   **File No. 0-52560**

Dear Ms. Kilbourn:

We have reviewed your Form 10-KSB for the fiscal year ended October 31, 2008 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended October 31, 2008

1.   Please disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of disclosure controls and procedures (as defined in Rule 13a-15(e)) as of the end of period covered by the report, based on the evaluation of these controls and procedures.

Please note that an assessment of internal controls over financial reporting and disclosure of the related conclusion is required under Item 308 of Regulation S-K with respect to each annual report. Please further note that an assessment of disclosure controls and procedures and disclosure of your related conclusion is required under Item 307 of Regulation S-K for each interim and annual period. This comment also applies to the Forms 10-Q for your fiscal quarters ended January 31, 2009 and April 30, 2009.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at reached at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief